Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Michael Foland

December 3, 2020

Re:	Epilog Imaging Systems, Inc. Amendment No. 1 to Offering Statement on Form 1-A Response dated November 25, 2020 File No. 024-11331

Dear Mr. Spirgel,

Thank you for your comments dated November 25, 2020 regarding the Amendment No. 1 to the Offering Statement of Epilog Imaging Systems, Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Amendment No. 1 to the Offering Statement on Form 1-A

General

1.	As requested in prior comment 2, please revise Part I, Item 4 of the Form 1-A to include the bonus shares and the cash commissions investors will pay to Start Engine Primary, LLC in the aggregate offering price attributable to securities being offered on behalf of the issuer under Rule 251(a)(2). Calculate the aggregate offering price of the bonus shares using the $1.40 offering price per share.

The Company has revised the disclosure in Part I, Item 4 of the Form 1-A to account for the bonus shares. The Company notes that no additional cash commission will be paid to Start Engine Primary, LLC due to the issuance of Bonus Shares.

Cover Page 2

2.	Please disclose, if true, that the Minimum Target Amount must be reached within 1 year from the date of qualification or as sooner terminated by the company.

The Cover Page and the Plan of Distribution have been updated to disclose that the Minimum Target Amount must be reached within 1 year from the date of qualification or as sooner terminated by the company.

Dilution, page 12

3.	Please remove the dilution table that reflects the information as of December 31, 2019.

The Company has removed the dilution table that reflects the information as of December 31, 2019.

Plan of Distribution Perks, page 17

4.	You disclose that investors in this offering are eligible to receive up to 10% Bonus Shares and that Bonus Shares are not cumulative if an investor meets the conditions for multiple categories of Bonus Shares. Please explain what you mean when you say that Bonus Shares are not cumulative. In this regard, your first example states that an investor who invests $10,000 within one week will receive all 10% Early Bird Bonus Shares and some of the Volume Perks. Please clarify, if true, that an investor would receive all of the Volume Perks for a $10,000 investment other than the 10% Bonus Shares pursuant to the Volume Perks because Bonus Shares are capped at a maximum of 10% based upon the qualifying investment amount. Similarly, revise your second example that discusses a scenario in which an investor may receive both Early Bird and Volume Perk Bonus Shares.

The Company has included a clarifying paragraph to better explain Bonus Shares. In addition, the Company has updated the Plan of Distribution and Perks section to clarify the accounting of the Bonus Shares with regards to Early Bird and Volume Perks. The company has also revised the examples provided to show exactly what benefits investors receive pursuant to the Early Bird and Volume Perks.

5.	Please revise to disclose the effect the issuance of bonus shares may have on the proceeds you receive. In this regard, quantify the effective purchase price of a share in this offering assuming an investor receives the maximum amount of Bonus Shares an investor may receive and highlight, if true, that the company will absorb the cost of issuance of the Bonus Shares

The Company has updated the Cover Page, Current Offering Summary, Dilution, Plan of Distribution and Use of Proceeds to clarify that no additional consideration will be received by the company for the issuance of Bonus Shares and the company will absorb the cost of the issuance of the Bonus Shares. In addition, the Company notes throughout the Offering Statement that if it issues all of the Bonus Shares in this offering, the effective cash price per share paid by investors in this offering would be $1.27.

Financial Statements for the Six Months Ended June 30, 2020, page F-1

6.	Please correct the following items in your next amendment:

●	Label the statement of changes in shareholders’ deficit for the year ended December 31, 2019 and 2018 as audited;

●	Ensure that the total intangible assets (net) at December 31, 2019 as disclosed in Note 3 agrees to your balance sheet; and

●	Revise your references to December 31, 2020 throughout your income tax discussion on page F-11

The financials for the six months ended June 30, 2020 have been updated to address the errors listed above.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Michael Mojaver

Chief Executive Epilog Imaging Systems, Inc.

75 E. Santa Clara Street, Ste. 600

San Jose, CA 95003